UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023
Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

GRAVITY REPORTS PRELIMINARY UNAUDITED 4Q 2022 RESULT AND BUSINESS UPDATES

Seoul, South Korea – February 14, 2023– GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its selected preliminary unaudited financial result for the fourth quarter ended December 31, 2022 and business updates.

PRELIMINARY UNAUDITED FOURTH QUARTER 2022 FINANCIAL RESULT

Revenue and Operating Profit

Tentative consolidated revenue for the fourth quarter of 2022 is KRW 176 billion, and tentative consolidated operating profit is KRW 39 billion. The preliminary fourth quarter result is mainly attributed by increased revenues from Ragnarok Origin in Taiwan, Hong Kong, and Macau. Tentative consolidated revenue for the fourth quarter of 2022 represented a 71.9% increase in QoQ and an 82.2% increase in YoY.

Unaudited preliminary consolidated revenue for 2022 is KRW 464 billion, and the operating profit is KRW 105 billion.

The preliminary 2022 figures are unaudited and subject to revision. Final result for the fourth quarter and year ended December 31, 2022, will be provided by our annual report for the fiscal year ended December 31, 2022 on Form 20-F.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 337 billion as of December 31, 2022.

GRAVITY BUSINESS UPDATE

Ragnarok Online

Ragnarok Online has celebrated its 20th anniversary in Korea throughout the year. The game was initially launched in Korea on August 1, 2002. Various kinds of online and offline events and promotions were placed in the second half of 2022. Along with the events and promotions, a trilogy that includes Ragnarok: The Lost Memories (August 10, 2022), Ragnarok Arena (September 27, 2022), and Ragnarok X: Next Generation (January 5, 2023) was released in Korea to celebrate the 20th anniversary of Ragnarok Online.

Ragnarok Online IP-based Games

•Ragnarok Origin, an MMORPG mobile and PC game

Ragnarok Origin is scheduled to be launched in global in the second quarter of 2023.

•Ragnarok X: Next Generation, an MMORPG mobile game

Ragnarok X: Next Generation was launched in Korea on January 5, 2023.

•Ragnarok M: Eternal Love, an MMORPG mobile game

Ragnarok M: Eternal Love aims to be launched in Vietnam in the first half of 2023.

•Ragnarok Poring Merge NFT, a blockchain mobile game

Ragnarok Poring Merge NFT was designed as a blockchain game based on P2E systems. The game is prepared to be launched in Southeast Asia in the second half of 2023.

•Other Ragnarok Online IP-based games

Ragnarok Arena, a Card SRPG mobile game, was launched in Southeast Asia (excluding Thailand), South Asia, the Middle East, Oceania, and Indonesia on December 8, 2022.

Ragnarok Begins, an MMORPG mobile and PC game, was launched in North America on November 15, 2022.

Ragnarok: The Lost Memories, a Cinematic Newtro Story RPG mobile and PC game, is scheduled to be launched in Taiwan, Hong Kong and Macau in the first half of 2023.

Ragnarok V: Returns, an MMORPG game, is preparing to provide mobile, PC and Steam services in the expanded regions in 2023. The game has been developed by Gravity NeoCyon, Inc., our subsidiary in Korea.

Global Publishing Agreement with SKYWALK

Gravity has signed a global publishing agreement with a mobile game developer, SKYWALK, and is planning to release a mobile game called WITH: Whale In The High in the first half of 2023.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, preliminary results of the fourth quarter in 2022 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------

Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2022 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Somin Kim
Ms. Jeesun Lim
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: February 14, 2023